Exhibit 99.1

Ecopetrol updates its 2020 business plan

•	The new 2020 plan of the Ecopetrol Group modifies the plan presented in May 2015, is based on a steady price scenario of 50 USD/bl, and allows for considerable benefits in case of potential price increases by the end of this decade.

•	This new business plan is based on three pillars: i) cash flow focus through the consolidation of savings and efficiencies, ii) capital discipline and iii) profitable, clean and safe growth in Upstream.

•	The plan contemplates a cash surplus of more than USD 4.800 million, a dividend distribution policy of about 40% and debt ratios consistent with investment grade rating.

•	Capital discipline is based on a solid investment portfolio, estimated in USD 13.000 million by 2020. Nearly 90% of the investments of the Group will be allocated to Upstream.

•	The Midstream and Downstream segments will focus their investment in strengthening operational excellence, maintenance and asset integrity.

•	By 2020, at an average price of $50 USD/bl, estimated production would reach 760 Mboed, equivalent to a 6% growth vis a vis 2016. At an average price of 70 USD/bl, production could reach 830 Mboed, or 16% over the current production.

•	As for exploration, at least, 1.000 million barrels of contingent resources are expected by 2020. Moreover, the Group´s financial flexibility enables inorganic growth.

•	Ecopetrol ratifies its commitment to strictly abide to the Ethics code, industrial and process safety, the environment, protection of water sources and its policy to share prosperity in all the regions where it operates.

ECOPETROL S.A. (BVC: ECOPETROL; NYSE: EC) informs that it has updated its business plan for the period 2017-2020. This plan seeks to generate value, profitability and sustainability, and prepares the Group to capture the benefits derived from a potential increase in prices. The plan is based on an average price scenario of $50 USD/bl.

The business plan continues to be based upon the main three pillars of the Company’s Corporate Strategy launched in May 2015, i) cash flow focus supported on savings and efficiencies, ii) capital discipline and iii) profitable growth in Upstream.

Cash Flow Focus

As a result of lower oil prices, Ecopetrol has designed strategies aimed at strengthening its cash generation. Consequently, in May 2015, Ecopetrol launched its Transformation Program which, as of today, has exceeded its proposed efficiency and savings goals.

Structurally, Ecopetrol has accomplished a cost reduction of USD 1.100 Million in comparison to 2014. Furthermore, it has divested non-strategic assets and has initiated the sale of minor fields through its Fields Round 2016 (Ronda de Campos 2016).

The new plan aims to consolidate the already achieved cost reductions and includes new opportunities for efficiencies which could generate up to USD 700 million on additional savings by 2020. Additionally, it contemplates proceeds in a range of USD 700 million to USD 1.000 million from asset divestments.

New integrated margin optimization and operational excellence initiatives will be adopted in all areas to allow for a cash surplus close to USD 4.800 million. The resources derived from these actions will be used to finance the Group´s growth and generate value to shareholders through dividends expected at around 40% of the profits resulting from cash generation.

As a result of its commitment to protect cash, Ecopetrol seeks to maintain debt/ebitda levels below 3 times, consistent with investment grade rating.

Capital Discipline

In the past few months, Ecopetrol has reinforced its Capital Discipline process by down scaling its investment levels, directing resources to profitable projects and adopting controls to execute projects efficiently, timely and within budget.

The 2020 business plan contemplates investments around USD 13.000 million under an average price scenario of 50 USD/bl, or USD 17.000 million under a $70 USD/bl scenario. Nearly 90% of the investments will be allocated to Upstream, driver of the Company’s future growth. This investment level reflects an ambitious excellence development plan that seeks to reach CAPEX optimizations of up to 20% in the operation of all main assets; which translates into approximately USD 2.000 million accumulated by 2020. Such efficiencies will allow the Group to reach higher levels of activity with the same level of investment.

The plan includes a USD 11.500 million investment in Upstream, with a potential upsize in a better oil price environment.

After a period of sustained growth, the Midstream and Downstream will focus mainly in efficiency, asset maintenance and integrity through the investment of USD 1.500 million.

Profitable Growth in Upstream

In a challenging price environment, Ecopetrol has obtained significant achievements throughout its key segments. The Group has been able to mitigate the decline of its fields by incorporating assets such as Rubiales and Cusiana, in addition to the initiation of secondary recovery projects. In terms of exploration, important discoveries in the Colombian Caribbean Coast and the Gulf of Mexico have materialized.

As for Production, in a scenario of an average of $50 USD/bl, Ecopetrol expects to grow at a rate of 6% in comparison to 2016 aiming to reach 760 Mboed by 2020. More than 90% of this production will come from Ecopetrol’s current asset portfolio, out of which nearly half will be the result of improved recovery projects in which Ecopetrol has already proven solid performance. If prices were to reach $70 USD/bl and $80 USD/bl, production could reach 830 Mboed and 870 Mboed correspondingly.

The optimizations and profitable growth contemplated in the Plan will result in a greater ebitda/bl, increasing from USD 7 in 2016 to USD 12 by 2020.

In Exploration, Ecopetrol seeks to incorporate, at least, 1.000 million barrels of contingent resources by 2020, mainly derived from high value projects in offshore Colombia, the reassessment of opportunities in onshore Colombia and the consolidation of international areas such as the Gulf of Mexico, Brazil and other areas of the Americas. During the period 2016 – 2020, The Company expects to add 600 million barrels of proven reserves from current fields and exploration.

The plan’s financial flexibility will allow Ecopetrol to evaluate inorganic growth options to accelerate reserves addition.

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With this plan, the Corporate Group will continue displaying its commitment to ethics, a clean and safe operation, while strengthening its ties to the communities. The priority of our operation will continue to be HSE Excellence and the construction of an environment of fulfillment, commitment and mutual development for its employees and stakeholders. Innovation and knowledge generation will be the drivers for growth.

To summarize, the 2017-2020 Business Plan intensifies the strategic focus in search of sustainability, profitability and value generation thus preparing the Group to reap from the benefits of a potential improvement in prices, based on seven basic pillars:

Bogota, September 29, 2016

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Ecopetrol is the largest company in Colombia and is an integrated oil & gas company; it is among the top 50 oil companies in the world and among the four top ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it has exploration and production activities in Brazil, Peru & the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

Maria Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

E-mail: mauricio.tellez@ecopetrol.com.co